FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 8, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO August 2004 Consolidated Revenues Totaled NT$11.2 Billion, with Small- and Medium-Sized Panels Unit Shipments Breaking the 3.5 Million Mark.”, dated September 8, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 8, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO August 2004 Consolidated Revenues Totaled NT$11.2 Billion, with Small- and Medium-Sized Panels Unit Shipments Breaking the 3.5 Million Mark.

Issued by: AU Optronics Corp.
Issued on: September 8, 2004

Hsinchu, Taiwan, September 8, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced its unaudited consolidated net sales of NT$11,223 million and unconsolidated net sales of NT$11,185 million for the month of August, 2004. Due to the weaker-than-expected market environment and substantial panel price correction in recent weeks, the Company expects that the decline in unit shipments and blended ASP for large-sized panels in 3Q2004 will exceed the earlier guidance made during its First Half 2004 Results Investor Conference on July 22, 2004.

Shipments for large-sized TFT-LCD panels in August, further impacted by customers’ one-time inventory adjustment, decreased 18.6% on a M-o-M basis. Unit shipments for large-sized applications of desktop monitor, notebook, and LCD TV totaled 1.28 million in August. On the other hand, small- and medium-sized panels broke the previous monthly record of 3.07 million set in September 2003, to reach 3.53 million in August 2004, a 15.6% growth over July.

Consolidated revenues for the month of August declined 23.1% M-o-M, but grew 21.0% Y-o-Y, while unconsolidated net sales decreased 23.2% M-o-M but increased 30.1% Y-o-Y, respectively. Year-to-date consolidated revenues reached NT$115.7 billion, representing an increase of 92.8% from the previous year.

Sales Report: (Unit: NT$ million)

Net Sales (1)(2)(4)	Consolidated (3)	Unconsolidated
August 2004	11,223	11,185
July 2004	14,601	14,564
M-o-M Growth	-23.1%	-23.2%
August 2003	9,274	8,595
Y-o-Y Growth	21.0%	30.1%
Year-to-Date	115,684	112,629
Y-o-Y Growth	92.8%	102.0%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2) Year 2004 figures are unaudited, prepared by AU Optronics Corp.

(3) Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

(4) Numbers modified to reflect the adjustments made by auditors for 1H 2003 Consolidated Financial Statements and to reflect foreign exchange translation adjustments.

Safe Harbor Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the cyclical nature of our industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, our ability to expand successfully our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general political and economic conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2003.

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email:yawenhsiao@auo.com